UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2006

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ____

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ___ No X

TABLE OF CONTENTS

Press Release dated November 13, 2006

BENETTON GROUP NINE MONTH CONSOLIDATED REVENUES INCREASE TO 1,372 MILLION EURO

industrial investments approved for Around 70 million euro

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

Dated: November 13, 2006

BENETTON GROUP NINE MONTH CONSOLIDATED REVENUES INCREASE TO 1,372 MILLION EURO

industrial investments approved for Around 70 million euro
  127 million euro invested in the nine month period
  further 50 million euro investments in logistic distribution in Italy approved further 20 million euro investments allocated to increase manufacturing capacity in Tunisia net income up by 6.5% to 94 million euro
  improvement in working capital of 121 million euro
  net financial position strongly improved at 452 million euro
  2006 full year forecast confirmed

Ponzano, November 13, 2006, h. 2.45pm - The Benetton Group Board of Directors today approved the consolidated results for the first nine months of 2006.

The Board also approved new industrial investments for a total of 70 million euro. In particular, 50 million euro are to expand and strengthen the Italian logistic centre. This expansion, which will apply the sector's most advanced technologies, will support the forecast growth in volumes, guaranteeing timeliness and service to stores.

The Tunisian manufacturing platform will receive additional investments of around 20 million euro.

Group net revenues for the first nine months of 2006 were 1,372 million euro, up by 84 million euro (+ 6.5%) compared with 1,288 million in the corresponding period of 2005. "Apparel" sector sales to third parties amounted to 1,267 million euro, with an increase of 83 million euro (+ 7.0%), compared to 1,184 million euro in the first nine months of 2005.

Revenues in the "Apparel" sector were influenced by a 14 million euro increase in contribution of the Turkish partnership (established in May 2005), growth in sales by directly operated stores, revenue performance from the network managed by partners, driven by the commercial development strategy, including the increase in margins to the network, and the positive reception of collections by the market.

In addition, as from August 2006, the Group has consolidated on a retail basis operations of the new company Milano Report S.p.A..

The Mediterranean basin, Eastern European Countries, China and India continue to grow significantly.

Luciano Benetton, commenting on the first nine months, declared "With these results we can already say we have achieved the objectives that we set for this phase of the company's development. We are now ready to tackle a new period in which we plan, in addition to strengthening areas where we are already present, renewed commitment to growth in emerging countries and, generally, in all countries with significant demographic growth".

Gross operating income was 42.2% of revenues compared with 43.4% in the same period of 2005, with a contribution margin of 35.1% compared with 36.3% in the corresponding period of 2005. Margins were primarily influenced by policies implemented by the Group to stimulate development of the network and increase margins to the commercial partners.

EBIT was 137 million euro, compared with 138 million euro in the first nine months of 2005, representing 10.0% of revenues, against 10.7% in the comparative period, maintaining the ratio of general and operating expenses to revenues almost unchanged.

Net income attributable to the Parent Company was 94 million euro compared with 89 million euro for the first nine months of 2005 (with percentage of revenues unchanged at 6.9%).

Group shareholders'equity at September 30, 2006, amounted to 1,303 million euro, against 1,237 million euro at September 30, 2005 (and 1,262 million at December 31, 2005). The net financial position was 452 million euro, against 565 million euro at September 30, 2005 (and 351 million at December 31, 2005), due to improved working capital management, resulting from commercial policies adopted and in spite of higher operating investments.

In the first nine months of 2006, net operating investments amounted to 90 million euro against 61 million euro in the comparative period. The majority of the investments went to the sales network, for an amount of 84 million euro, for the acquisition, modernisation and upgrading of stores, especially in countries with strong development potential such as Eastern Europe, to foster future growth in revenues. Production investments amounted to 19 million euro and related to the establishment of a factory in Croatia, the manufacturing companies and the textile segment.

The significant increase in volumes allow the forecast of an increase of around 8% in 2006 consolidated revenues. The continued search for production and commercial efficiency makes it possible to forecast EBIT of around 10% of consolidated revenues and net income in the region of 6.5-7% of consolidated revenues.

This document includes indications of future company prospects which reflect the current opinions and forecasts of the Management. Any indication relating to the future of the company is subject to certain risks and uncertainties which could cause material variations in the final results compared with forecasts made. Potential risks and uncertainties include factors such as general economic conditions, fluctuations in exchange rates, pressures from competitive products and prices and changes in regulations.

For further information and contacts:

Investor Relations

0039 0422519412

www.benettongroup.com/investors

Benetton Group consolidated results

Consolidated income statement
	Nine months		Nine months				Full year
(millions of euro)	2006	%	2005	%	Change	%	2005	%
Revenues	1,372	100.0	1,288	100.0	84	6.5	1,765	100.0
Cost of sales	793	57.8	729	56.6	64	8.8	995	56.4
Gross operating income	579	42.2	559	43.4	20	3.5	770	43.6
Selling costs	98	7.1	91	7.1	7	7.0	127	7.2
Contribution margin	481	35.1	468	36.3	13	2.8	643	36.4
General and operating expenses	355	25.9	327	25.4	28	8.4	438	24.8
Ordinary operating result	126	9.2	141	10.9	(15)	(10.1)	205	11.6
Non-recurring expenses/(income)	(11)	(0.8)	3	0.2	(14)	n.s.	48	2.7
EBIT	137	10.0	138	10.7	(1)	(0.2)	157	8.9
Financial income/(expenses) and exchange differences	(13)	(0.9)	(15)	(1.2)	2	(12.3)	(23)	(1.3)
Income before taxes	124	9.1	123	9.5	1	1.2	134	7.6
Income taxes	30	2.2	33	2.5	(3)	(8.6)	20	1.1
Net income/(loss) for the period	94	6.9	90	7.0	4	4.8	114	6.5
attributable to:
- Shareholders of the Parent Company	94	6.9	89	6.9	5	6.4	112	6.3
- minority interests	-	-	1	0.1	(1)	n.s.	2	0.2

	3rd quarter		3rd quarter
(millions of euro)	2006	%	2005	%	Change	%
Revenues	474	100.0	446	100.0	28	6.1
Cost of sales	275	58.1	255	57.3	20	7.6
Gross operating income	199	41.9	191	42.7	8	4.0
Selling costs	33	6.9	31	7.0	2	4.0
Contribution margin	166	35.0	160	35.7	6	4.0
General and operating expenses	124	26.1	115	25.6	9	8.1
Ordinary operating result	42	8.9	45	10.1	(3)	(6.2)
Non-recurring expenses/(income)	(6)	(1.3)	2	0.5	(8)	n.s.
EBIT	48	10.2	43	9.6	5	12.0
Financial income/(expenses) and exchange differences	(7)	(1.4)	(4)	(0.9)	(3)	63.3
Income before taxes	41	8.8	39	8.7	2	6.8
Income taxes	12	2.6	12	2.6	-	6.2
Net income/(loss) for the period	29	6.2	27	6.1	2	7.0
attributable to:
- Shareholders of the Parent Company	30	6.5	26	5.9	4	17.2
- minority interests	(1)	(0.3)	1	0.2	(2)	n.s.

Balance sheet and financial position highlights
(millions of euro)	09.30.2006	12.31.2005	Change	09.30.2005
Working capital	755	688	67	876
Assets held for sale	8	8	-	-
Property, plant and equipment and intangible assets	963	895	68	918
Non-current financial assets	20	25	(5)	24
Other assets/(liabilities)	27	10	17	(4)
Capital employed	1,773	1,626	147	1,814

Net financial position	452	351	101	565
Total shareholders' equity	1,321	1,275	46	1,249

Consolidated cash flow statement
	Nine months	Nine months
(millions of euro)	2006	2005
Cash flow provided by operating activities	38	17
Cash flow provided/(used) by investing activities	(103)	39	(A)
Free cash flow	(65)	56

Cash flow provided/(used) by financing activities:
- dividends paid	(64)	(62)
- net change in sources of finance	32	(152)
- net change in cash and cash equivalents	97	158
Cash flow provided/(used) by financing activities	65	(56)

(A) Includes 118 million euro in proceeds from the sale of financial assets.